MICROMEM TECHNOLOGIES INC.
FORM 20-F FOR THE FISCAL YEAR ENDED OCTOBER 31, 2009
FILED: MARCH 1, 2010
SEC FILE NUMBER: 000-26005

Introduction:

On August 23, 2010, the United States Securities and Exchange Commission issued a letter to Micromem Technologies Inc. raising comments and questions with respect to the Company’s 20-F filing for the fiscal year ended October 31, 2009.

As below, the questions raised by the SEC in their August 23, 2010 letter are presented and, in each case, the Company’s response to these questions is provided.

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2009 20-F Document Item 4, Information on the Company General: Business Overview, Page 16: SEC Question:

1.

You indicate in your “operating results” discussion on page 21 that the company “has developed a pipeline of other initiatives that it is pursuing and that it has made specific strides in the development of sensor technology for several industrial vertical applications”. Please tell us what consideration you gave to expanding your disclosure to describe such “other initiatives”, to the extent significant, and the status of their development. In this regard, we note the discussion of your new applications in mining and oil sensor technology in Exhibit 99.2 to your Form 6-K filed on March 2, 2010. Refer to Item 4.B.1 of Form 20-F.

Our Response:

Exhibit 99.2 to the Form 6-K which was filed concurrently with the 20-F document is the Management Discussion & Analysis document that we file with each of our quarterly and our year-end statements.

In that document we refer to some development work that we had initiated with respect to both an oil and a mining sensor. At the date of filing the 20-F, we had begun work on these prototypes, had incurred certain costs and had begun to evaluate market opportunities. In our view, while these were the “other initiatives” that we refer to in the 20-F, neither of these projects were sufficiently developed relative to the other projects that were mentioned in the 20-F (BAE, Unitron, LifeMed and NEMT, on page 14 of the 20-F). The Company has expectations for these other initiatives and continues to pursue these. To the extent that are definitive accomplishments in either or both of these other initiatives to report as we prepare the 2010 fiscal year 20-F document, we will incorporate the appropriate commentaries into that submission.

Competition, Page 17:

SEC Question:

2.

We note your disclosure distinguishing your MRAM technology from that of your competitors. Specifically, you note that the company’s technology “is significantly different with respect to the device architecture and mechanism of functioning”. Please enhance your disclosure to clearly explain the basis for the foregoing statement. Refer to Item 4.B.7. of Form 20-F.

Our Response:

The distinguishing technical features with respect to our MRAM technology are based on the fact that it is manufactured on a gallium arsenide substrate as opposed to a silicon substrate, the latter being the industry norm. Because of this feature, the technical characteristics of our technology is that it is “radiation hardened” and non-volatile, not impacted by swings in temperature and it has improved “switching characteristics”.

We believe that our technology is appropriately described on page 16 (Business Overview) and on page 17 of the 2009 20-F and we do refer to our patents on page 19 of the 20-F.

Management concluded at the time of the 20-F filing that these additional disclosures on technical features might be premature or might convey the message that the Company had a sustainable competitive advantage. We believe that our 20-F risk disclosures adequately discuss the development stage nature of our technology.

We will consider, as appropriate, expanded discussion of our technology in the 2010 20-F filing to the extent appropriate and given advances in the technology that might have been realized by the time of our filing of the 2010 20-F document

Equity Financing Transactions, Page 18:

SEC Question:

3.

You disclose a number of financing transactions pursuant to which the company has raised capital in the past three years. For each such securities issuance that was not registered under the Securities Act of 1933, please tell us in your response letter the exemption from registration or other theory upon which you relied and state briefly the factual basis for the exemption or other theory. We note in this regard the Forms D filed by the company on July 29, 2009, December 17, 2009, February 11, 2010 and February 22, 2010 relating to securities issuances made in reliance on Rule 506 under the Securities Act. Please specify in your response letter the offerings to which these Form D relate and advise of the exemption or other theory relied upon for the other unregistered issuances you discuss.

Our Response:

We attach a chart which provides additional details on the Form D filings that the Company made on July 29, 2009, December 17, 2009 and February 12 and February 22, 2010. In each case the common stock issued was on an unregistered basis and in reliance on Rule 506 to accredited investors.

In 2007 and 2008, the Company relied on the exemption provided by Section 4(2) of the Securities Act (1933) with respect to the common stock issuances in each case on an unregistered basis.

Item 5. Operating and Financial Review and Prospects

Overview, Page 20

SEC Question:

4.

Your disclosure does not appear to include a balanced, executive-level discussion that identified the most important issues or other significant matters with which management is primarily concerned in evaluating the company’s financial condition and operating results. Consider expanding your “Overview” to address, for instance, economic or industry-wide factors relevant to the company and the material operational risks and challenges facing you and how management is dealing with these issues. We note your disclosure beginning on page 14 with respect to the company’s recent development agreements. We further note your disclosure in Exhibit 99.2 to your Form 6-K filed on March 2, 2010, wherein you discuss the company’s strategy for fiscal year 2010 and its expectations regarding realization of revenues in 2010 from licensee fees, royalties and product sales. Consider enhancing your disclosures to address these business goals, any material trends and challenges relating to expected product developments and other business initiatives, and their respective impact of your prospective financial condition and operating performance. Refer to Section III.A of SEC Release No 34-48960.

Our Response:

The Company is pre-revenue and has all of the issues and risks that this type of early stage company must contend with. In completing the 20-F for 2009, we believe that we have presented a detailed and fair assessment of all of the business risks associated with the Company as the management attempts to bring the technology to commercialization.

There is material discussion with respect to economic factors on page 6 and 7 of the 20-F document, the industry-wide factors on page 8 and operational risks on page 8. On pages 15 and 16 of the document, we discuss the progress that the Company has made with a number of third parties as evidence of our attempts to develop the Company’s business opportunities.

We concluded that it was premature to be more definitive and specific about the timing to path to revenue, the execution and fulfilment of purchase orders etc. in our 20-F document in 2009.

If the Company is successful in making definitive progress in these areas within the timing of 20-F filing for 2010, we will make these additional disclosures. Additionally, it is noted that the presentation of this type of information is better presented if concentrated in one section of the 20-F document in addition to specific commentaries on certain risks and business plans in other sections of the 20-F document. We will make these formatting changes in 2010.

Item 15. Controls and Procedures

Disclosure Controls and Procedures Page 43

SEC Question:

5.

We note that you concluded that your disclosure controls and procedures “except as discussed below, were effective”. Given the exceptions noted, it is unclear whether your Chief Executive officer and Chief Financial Officer have concluded that your disclosure controls and procedures are effective or not effective. Please amend your Form 20-F to revise your disclosure to state, in clear and unqualified language, the conclusions reached by your Chief Executive Officer and Chief Financial Officer on the effectiveness of your disclosure controls and procedures.

Our Response:

On page 43, under Management’s Annual Report on Internal Control over Financial Reporting, third paragraph, we indicate that our internal controls were not fully effective with respect to procedures to effect a timely and complete close of the financial year-end statements. This is a definitive statement and was made because of the material weakness which was cited in 2009, also as described on that page.

We acknowledge that in the first paragraph on page 43, where we have introduced the section with the comments “except as discussed below”, but in the ensuing script (i.e. the third paragraph as discussed above), we do say that they were not fully effective.

We believe that we have conveyed to investors there was one material weakness and substantively told them that the internal controls were not fully effective in this one area. We believe that the relevant issues are on balance, fully presented in the 20-F document as currently drafted.

We note the SEC’s comments and as appropriate we will attempt to ensure greater clarity of our disclosure in the 2010 20-F.

SEC Question:

6.

Additionally, we note your conclusion indicates that disclosure controls and procedures were designed to ensure that information required to be disclosed by (you) in (your) reports that (you) file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms” Exchange Act Rule 13a-15(e) also states that disclosure controls and procedures are “designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure”. Please revise your disclosure accordingly.

Our Response:

We acknowledge the provisions that you refer to under the Exchange Act Rule 13A-15 (e). In the initial sentence on Page 43 at the top of the page, we have indicated that we have evaluated the effectiveness of our disclosure controls and procedures by reference to this section.

In retrospect, we might have provided a more complete reference to this section in our commentary. The context of our commentary is that we have completed our review in accordance with the requirements of the section. We believe that we have substantively communicated the Exchange Act rules that we are reporting under.

We will add the full reference to the Rule in the 20-F to be filed for the fiscal year ended October 31, 2010.

Management’s Annual Report on Internal Control Over Financial Reporting, Page 43

SEC Question:

7.

We note the management concluded that your internal control over financial reporting “was not fully effective” Given the exceptions noted, it is unclear whether your Chief Executive Officer and Chief Financial Officer have concluded that your internal controls over financial reporting were effective or not effective. Please amend and revise your disclosure to state, in clear and unqualified language, the conclusions reached by your Chief Executive and Chief Financial Officer on the effectiveness of your internal control over financial reporting.

Our Response:

In the first paragraph we do indicate that “except as discussed below”, we have concluded that our procedures were effective. The exception refers to the internal control deficiency disclosed below, not to disclosure controls.

In 2009, management did identify one material weakness and it is on that basis that we concluded that our internal over financial reporting were not fully effective in this one area. While we acknowledge the SEC’s observation, our objective was to report that in this one area, our procedures were not effective. We believe that disclosure on page 43, taken in total and in the context of the description of the one material weakness identified, it is sufficiently clear to indicate that, in this one area our procedures were not effective.

In our 2010 20-F filing, we will add specific clarity to these disclosures should they be required this year.

SEC Question:

8.

We note your disclosure that management identified one material weakness in the company’s internal control systems during fiscal year 2009 and three material weaknesses during fiscal year 2008. Yes, elsewhere in this section and on page 10, you indicate that the company’s auditors, rather than management, identified these material weaknesses. We further note your assertion at the top of page 44 that all material weaknesses identified in 2008 were remedied. Yet, elsewhere in this section you state that the material weakness in procedures affecting the timely closure of year-end financial statements “remained as a material weakness” in 2009. Please advise and revise your disclosure where necessary to address the foregoing discrepancies. Refer to Item 15(b) of Form 20-F.

Our Response:

2008 was our first reporting under SOX regulations. The Company procedures at that stage were less developed and resulted in the three material weaknesses which management identified and which the auditors acknowledged. There were no disagreements between the auditors and management in completing our SOX review in 2008 in terms of any other material weaknesses.

The material weakness cited in 2009 was relating to less than 100% complete cut-off as part of our internal processes prior to the commencement of the audit. During the course of the audit, management identified these cut-off matters, discussed these matters with the auditors and booked the entries as appropriate.

In the second paragraph on page 44, we indicate that the 2008 matters which arose did not remain as material weaknesses in 2009. Nonetheless, in point (iii) on page 44, we do indicate that the issue of effecting a timely and complete close of the year-end financial statements prior to commencement of the year-end audit remained as a material weakness in 2009.

In fact the issues which gave rise to potential adjusting entries booked as part of the 2008 audit were dealt with and did not reoccur in 2009. In 2009, the accounting adjustments at year-end arose with respect to accounting for a different accounting matter i.e. the measurement of the non-cash Black Scholes cost associated with warrants issued as part of our private placements. Ultimately, this matter was resolved to the satisfaction of the auditors.

Based on the above facts we made the observation in the 20-F that the 2008 material weaknesses were dealt with and those matters did not reoccur in 2009. The internal control weakness cited in 2009 related to a different matter, as above.

We will ensure greater clarity in our 2010 20-F document as appropriate. Our view in reading the 2009 20-F, is that it is clear that management has improved its procedures so as to result in fewer material weaknesses in 2009 and that the deficiencies in both 2008 and 2009 have been adequately described in the 20-F and, as a result of the one material weakness cited in 2009, management has concluded that controls were not effective.

Item 16F. Change in Registrants Certifying Accountant, Page 48

SEC Question:

9.

Your disclosures indicate that on June 30, 2009, Schwartz Levitsky Feldman, LLP, was “replaced” as your independent auditor. Please amend and revise to state whether Schwartz Levitsky Feldman LLP resigned, declined to stand for re-election or was dismissed. Refer to Item 16F(a)(l)(i) of Form 20-F.

Our Response:

On Pages 45 and 46 we indicate that SLF was replaced as the independent auditor. We indicate that we did not have any disagreements with SLF of any nature whatsoever. We indicate that the SLF reports for the financial statements years ended October 31, 2008 and 2007 were not qualified.

The decision to replace SLF was based on our business needs only. We felt that the replacement firm provided greater resources and technical expertise in the United States through their international affiliation.

SLF did not resign nor did they decline to stand for re-election. We indicate that they were “replaced”, we viewed this wording as the equivalent of “dismissed”. We note that SLF reviewed the 20-F and was satisfied with the disclosures relating to them. They also provided their consent letter to this 20-F filing.

We believe that we have substantively communicated the information on the change in registrants in our 20-F filing in 2009. To the extent that these comments carry forward in 2010, we propose to change the wording as has been suggested.

SEC Question:

10.

Your disclosure indicates that “for the fiscal years ended October 31, 2008 and 2007 there were no reportable events”. Please amend and revise to also state whether there were any reportable events, as defined in Item 16F(a)(l)(v)(A) through (D) of Form 20-F, through June 30, 2009, the subsequent interim period. In the event of a reportable event(s), provide the specific disclosures required by Item 16F(a)Il)(iv) of Form 20-F.

Our Response:

The comments with respect to reportable events for the fiscal years ended October 31, 2008 and 2007 on Page 46 were written in the context of our relationship with SLF. We were explaining that there were no such items that arose and this was not a factor in the replacement of SLF as our auditors.

The 20-F would have included any reportable events if there were any such events but no such events occurred through to the date of the replacement of SLF nor through the date of the 20-F filing. The consent letters provided by each of the two audit firms, SLF and the replacement firm, Collins Barrow, are provided without any qualification with respect to reportable events.

While we recognize the SEC point, we feel that in total, the disclosures provided in the 20-F document make it clear that there were no reportable events.

We have noted this point for specific comment in our 20-F filings for 2010.

SEC Question:

11.

To the extent that you make changes to your disclosures to comply with our comments, please obtain and file an updated letter from the former accountants stating whether the account agrees with the statements made in your revised disclosures.

Our Response:

Please refer to our response in point 10 above.

Item 17. Financial Statements

SEC Question:

Note 18 – Reconciliation between Canadian GAAP and U.S. GAAP, Page F-43

12.

We note your disclosures on page F-14 that accounts receivable, accounts payable and accrued liabilities are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. Please tell us more about your accounting under Canadian GAAP, quantify and tell us where these measurement adjustments are reflected in your financial statements, and tell us how you determined that this accounting treatment was appropriate under U.S. GAAP.

Our Response:

Accounts receivable, accounts payable and accrued liabilities are all reported as current liabilities and are all cash-based amounts. Under Canadian GAAP, to the extent that such balances have different terms and conditions which would result in a fair value assessment and an adjustment, then the Company is required to so report.

In fact, the obligations as reported are reported at historical cost reflecting the actual receivable or payable amount and no adjustments were required in the reporting of these balances in applying Canadian GAAP measurements

In this context, Canadian and U.S. GAAP are identical and therefore, no reconciliation between Canadian and U.S. GAAP was required for these items.

Item 19. Exhibits

SEC Question:

13.

We note your disclosures on page 38 regarding certain material contracts (specifically, those agreements described in paragraphs 7 through 11) that have not been filed as exhibits to your annual report on Form 20-F. We further note your disclosure on page 25 of a license agreement with the University of Toronto, pursuant to which the company is obligated to pay royalties and other fees. Please provide us with your analysis as to whether these contracts are required to be filed as exhibits to your Form 20-F pursuant to Instruction 4 to Item 19 of Form 20-F.

Our Response:

We respect to the contracts listed on Page 38, Points 7 – 11, the Unotron promissory note and the agreement with LifeMed Technologies were filed as Exhibits 4.7 and 4.8. With respect to the manufacturing agreement referred to in Point 7 with Unotron, the manufacturing agreement referred to in Point 8 with NEMT, the working agreement with BAE referred to in Point 10 and the purchase order referred to in Point 11, all on Page 38, these were not included as Exhibits because they are considered to have been entered into in the ordinary course of the Company’s business and, furthermore, at the stage of development of those contracts when our 2009 20-F was prepared, we did not feel that the potential impact on the Company could be objectively or definitively measured so as to conclude that these were material contracts requiring disclosure.

We have in prior years included as an exhibit the University of Toronto contract which dates back to 2006 and which was of no impact on the 2009 fiscal year in terms of commitments or obligations for the Company.

We will evaluate again the status of all of these and other new developments that may arisen at the time of our filing of our 2010 20-F document and will include as appropriate, the relevant documentation as exhibits to the 20-F filing.

SEC Commentary:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure of the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our Acknowledgement:

In completing our responses, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing and the Company does not assert staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

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Our Conclusions:

The Company is an early stage pre-revenue company that has diligently attempted to commercialize its technology over the course of the past decade. Like many other early stage companies, it has limited financial resources and only a small complement of full time staff.

We appreciate the commentary provided by the SEC reviewers. We have carefully considered these and believe that the substance of our disclosures are adequate as presented for readers of the 20-F document and in keeping with regulatory requirements.

We believe that while there are some minor changes to the original disclosure that could be helpful, we believe that there are no material misstatements or omissions of material facts in the 20-F which would in any manner impact any investor or an investment decision. We will, however, as appropriate, make such minor changes in our 20-F for 2010.

Given our conclusions, management believes that the additional time and cost associated with a potential revision of last year’s 20-F document is not warranted based on the disclosures as presented in our 20-F filing which we believe adequately present all of the substantive disclosures to readers.

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Respectfully submitted,

Dan Amadori
Chief Financial Officer

Distribution:

SEC Staff
Micromem Board of Directors

Micromem Technologies Inc.
Equity Financings
Summary of Form D Filings
SEC Question 3 - Chart

Date	# of Shares	$ Received	Sub Agr on File	Exemption Used	Filing Date
May.14.09	52,083	$ 50,000.00	Yes	Accredited Investor	July 29, 2009
May.14.09	52,083	$ 50,000.00	Yes	Accredited Investor	July 29, 2009
May.14.09	104,166	$100,000.00	Yes	Accredited Investor	July 29, 2009
May.14.09	26,042	$ 25,000.00	Yes	Accredited Investor	July 29, 2009
May.14.09	52,083	$ 50,000.00	Yes	Accredited Investor	July 29, 2009
May.14.09	52,083	$ 50,000.00	Yes	Accredited Investor	July 29, 2009
May.14.09	26,042	$ 25,000.00	Yes	Accredited Investor	July 29, 2009
May.14.09	26,042	$ 25,000.00	Yes	Accredited Investor	July 29, 2009
	390,624	$375,000.00

Nov.11.09	123,276	$ 71,500.00	Yes	Accredited Investor	December 17, 2009

Jan.26.10	300,000	$132,000.00	Yes	Accredited Investor	February 11, 2010

Feb.01.10	111,111	$ 50,000.00	Yes	Accredited Investor	February 22, 2010
Feb.10.10	111,111	$ 50,000.00	Yes	Accredited Investor	February 22, 2010
	222,222	$100,000.00